June 22, 2006

To Whom It May Concern:

The firm of Armando C. Ibarra, Certified Public Accountants, consents to the inclusion of our reports of the audited financial statements of Bio-Matrix Scientific Group, Inc. for the year ended December 31, 2005 in the Company’s current and future filings with the U.S. Securities and Exchange Commission or other regulatory agency.

Very truly yours,

/s/ Armando C. Ibarra
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ARMANDO C. IBARRA, C.P.A.